Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Big Laugh Comedy Holdings Inc.
651 N Broad St, Suite 206
Middletown, DE 19709
www.blcomedy.com

Up to $1,069,999.00 in Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Big Laugh Comedy Holdings Inc.
Address: 651 N Broad St, Suite 206, Middletown, DE 19709
State of Incorporation: DE
Date Incorporated: January 26, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non-Voting Common Stock
Offering Maximum: $1,069,999.00 | 1,069,999 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $150.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives*</u>

BLC Fans, Friends and Family Early Birds

Invest within the first week and receive additional 21% bonus shares

Super Early Bird Bonus

Invest within the first 2 weeks and receive additional 16% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive an additional 11% bonus shares

Fan - Tier 1 - $250

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

Super Fan - Tier 2 - $500

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

1 Free VIP table (up to 4 people)

Become part of the Founding Members Club - get exclusive information, updates and content including exclusive Discords with Comedians

Advocate - Tier 3- $1000

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

VIP club Membership for a year to one location**

2 free VIP tables (up to 4 people)

Become part of the Founding Members Club - get exclusive information, updates and content including exclusive Discords with Comedians

Get name on Founding Members wall at each location**

Producer - Tier 4 - $5,000

10% bonus shares

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

VIP club membership for a year to all locations in the first year that each location is opened**

Become part of the Investor Club - get exclusive access to the behind the scenes, be a part of the Investor Club meetings and much more.

Name in credits in upcoming production - online shows, podcasts and more****

Name on Founding Members wall at each location

Executive Producer - Tier 5 - $10,000

13% bonus shares

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

VIP club membership for a year to all locations in the first year they are opened**

Become part of the Investor Club - get exclusive access to the behind the scenes, be a part of the Investor Club meetings and much more.

Get exclusive invites to special events including investor events, red carpet events and grand opening event

Name in credits in upcoming production - online shows, podcasts and more****

Boss Moves - Tier 6 - $20,000

15% bonus shares

Lifetime member to VIP club

All the perks from the Executive Producer tier.

Plus if you have a brand/business, you can get a 6-month marketing campaign***

**All perks occur when the offering is completed.*

***Locations to become available for selection upon their creation. No locations currently exist.*

**** Marketing campaign to be agreed upon by the Company and the eligible investor*

***** Name in credits to be approved by the Company and the eligible investor*

The 10% StartEngine Owners' Bonus

Big Laugh Comedy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.

The Company and its Business

Company Overview

Big Laugh Comedy Holdings Inc. ("BLC" or the "Company") is a C-Corp) is organized under the laws of the state of DE. It was originally formed as Big Laugh Comedy LLC on June 28, 2021 in TX and prior to June 28, 2021 the company was run as a sole proprietorship.

Our company produces live comedy shows and online content. The Company's business model consists of selling tickets to fans and selling sponsorships to our shows to other companies. We've had a wide array of patrons and companies purchase tickets and sponsorships to our shows in Central Texas like our shows at Vulcan Gas Company in Austin, TX. We also have a direct-to-consumer businesses online. We believe we have a favorable market, a unique selling position, and distribution network.

Competitors and Industry

The Comedy Club industry in the US in 2022 is estimated to be at $321.4M in revenue. It is projected to increase 4.7% in 2022.

The comedy industry is split up into companies running comedy clubs, production studios, and event productions. We are going to combine everything together to make one ecosystem.

The Improv's are the largest chains of comedy clubs in the US. The Improv's are run strictly as a comedy club. They make a lot of their revenue from liquor and food. We will be similar in that our goal is to have multiple comedy venues that make money from food and beverages.

The difference is our locations will not be heavily reliant on the food and beverage sales. We will have multiple revenue streams which include podcasting rentals. Our locations will include podcasting and video studios built in that will be used to create our own content along with renting the studios to people who have or want a podcast. Our venues will also bring in revenue from private events. And we will sell sponsorship and advertising opportunities in the venue and packaged with our online assets to brands across the world.

The brand will be built around our brick and mortar locations. The online brand will include a podcast network of various shows and personalities and online content. As far as competitors for online content, Funny or Die would be a good example.

As far as a podcasting network, Barstool Sports is a good example of the status we are going for. Except we will strictly be focused on comedy and not sports.

There is competition in each sector. However, no one that will specifically compete with us. That is our competitive advantage.

Current Stage and Roadmap

Our business is currently fully operational in selling tickets for comedy shows, producing online content and producing podcasts.

We are going to expand our operations by adding more shows in existing cities, hiring a full time staff for the online publication, producing more podcasts and work on technology innovations.

Additionally, one of our main goals is to open up our own locations, first in the Central Texas area and then out of state. This will allow us to gain revenues from concession sales and have more autonomy in our schedule and planning.

The Team

Officers and Directors

Name: Brandon Lewin

Brandon Lewin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Leading and developing strategy. Oversees all day-to-day operations including booking shows and planning. No salary, 71.25% Equity Compensation

Name: Eric Miller

Eric Miller's current primary role is with Sensiva Health. Eric Miller currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CCO [Chief Creative Officer]
  Dates of Service: April 20, 2020 - Present
  Responsibilities: Eric is in charge of the branding, design work and more for the brand. Does not currently receive a salary.

Other business experience in the past three years:

- **Employer:** Sensiva Health
  Title: Creative Director
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Overall duties include being in charge of the creative department. Planning the company's overall brand, monitoring brand campaigns, revising presentations and social media, as well as shaping brand standards to help build a bigger community around it.

Other business experience in the past three years:

- **Employer:** SafeLink Global
  Title: Creative Director
  Dates of Service: September 01, 2021 - February 01, 2021
  Responsibilities: Overall duties include being in charge of the creative department. Planning the company's overall brand, monitoring brand campaigns, revising presentations and social media, as well as shaping brand standards to help build a bigger community around it.

Other business experience in the past three years:

- **Employer:** ADVENT
  Title: Visual Storyteller
  Dates of Service: March 01, 2021 - August 31, 2021
  Responsibilities: Help create a better understanding to patients through visual storytelling and video marketing.

Other business experience in the past three years:

- **Employer:** GlobalSource IT
  Title: Creative Services Manager
  Dates of Service: November 01, 2015 - February 28, 2021
  Responsibilities: Created a multitude of strategies for brand transformation and business growth

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the comedy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Big Laugh Comedy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is partially dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Big Laugh Comedy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Big Laugh Comedy could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brandon Lewin	24,250,000	Voting Common Stock	95.1%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,069,999 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 28,333,333 with a total of 25,500,000 outstanding.

Voting Rights

1 vote per one share

Material Rights

Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Article XIV of these Bylaws.

(c) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(d) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(e) The certificates representing shares of stock of the corporation, if any, shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Article XIV of these Bylaws.

(c) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(d) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(e) The certificates representing shares of stock of the corporation, if any, shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,550.00
  Number of Securities Sold: 25,500,000
  Use of proceeds: par value, Negligible, founders & friends and family
  Date: January 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $446,747 compared to a revenue of $35,970 in 2020. 2021 was our first full year running the operations (started in October 2020). For the first quarter of 2021, we had only weekend headliner shows running consistently while trying to establish consistent weekly shows that sold. In quarter two of 2021, is when we landed three consistent weekly shows that helped increase revenue.

While we were doing all of this, we still were navigating the restrictions set by covid. As the year progressed, we began to expand our seating and operations.

Cost of sales

Cost of sales in 2021 and 2020 was $0 since our revenue generation was attributable to ticket sales which generate no COGS.

Gross margins

2021 gross profit was steady because this was our first full year. The Gross Margin for 2021 was $446,747. The Gross Margin for 2020 was $35,970.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, and marketing and sales expenses. Expenses in 2021 increased by $410,777 from $35,970 to $446,747 because it was our first full year in operations. The Company hired 21 contractors 15 in event operations, 3 in marketing, and 3 in creative media.

Note regarding company operations and accompanying financial statements from issuer.

Previous to June of 2021, the company's operations were run as a sole proprietorship. When the LLC was formed, we did not start to deposit the money into the LLC until the beginning of January 2022. As such, we have bifurcated financials for the C-corp and LLC and sole proprietorship. .

Historical results and cash flows:

Paying comedians is the biggest expense for the cash flow. On average, we pay the comedians about 70% of the ticket sales generated. Ticket sales account for the biggest deposits of cash for the business.

Ticket sales is how the cash was generated in the past and in the future. Because we'll own our venues moving forward, the ticket sales mixed with food & beverage sales will account for the majority of the cash flow. Once we begin to operate our own venues we anticipate revenues will increase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is about $5,000 and generally fluctuates between $3,000 and $12,000 per month.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are criticial to our expansion of the business. Our other capital resources consist of the revenue we are generating.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes the funds from this campaign is necessary to the viability of the company. The total funds of the compay will be made of 90% from the funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be fully operational if we raise the minimum. The company will not be able to expand without raising the full amount, but can continue to operate based on revenue. We currently are profitable and bring in more revenue than we spend per month.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be operational for 1 to 2 years if we raise the maximum. We currently are profitable and bring in more revenue than we spend per month, but would like to scale up our spending if we raise the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do plan to raise more money in the future but are not currently contemplating any additional capital raises via crowdfunding or otherwise. This is subject to change and will ultimately depend on whether we see success from a public funding route or believe it best to pursue private sources.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,500,000.00

Valuation Details:

Our valuation is based on numerous factors, including:

Our ticket sales since Oct 15, 2020 have been been over $2.5 million. These ticket sales resulted in over $550,000 in revenue.

Our partners food & beverage sales have reached over $3.5 million in the same time frame. Although we don't currently get any share of the food and beverage sales, once we open locations this revenue stream will become available to us.

The other revenue channels we plan on adding are sponsorships, online ads, podcast ads, online video ads, exclusive branded content, web3 and more. It is our hope that these additional revenue streams will generate significant additional revenue.

Over the last 18 months we have created and continued to improve on proven processes and systems that have generated significant revenue. As we embark on our expansion plans, we will continue to improve current processes, generate new ones, expand the team to further the goal of continuing to improve our profitability. An important foundational piece for the expansion is owning our own venues, which will allow us to generate more revenue than ever before.

Based on industry numbers, comedy clubs generated over $320m as of 2022. We believe that, given our potential to expand beyond the scope of pure comedy club related activity, our valuation should be $25M.

Global podcasting market is estimated to reach $94B by 2028 and the digital ad revenue market is projected to hit $460B by 2024.

sources:

https://www.prnewswire.com/news-releases/global-podcasting-market-size-share--trends-analysis-report-2021-301371686.html

https://www.prnewswire.com/news-releases/digital-advertising-revenue-market-projected-to-reach-460-billion-by-2024-301465803.html

https://www.ibisworld.com/industry-statistics/market-size/comedy-clubs-united-states/

This valuation was calculated internally by the company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company only has common stock. The company has no options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a company equity incentive plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  96.5%
  We will use the funds to continue to market the fundraising campaign. Pumping the money into advertisements.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  20.0%
  We will hire full time staff to help expand the operations. Hires will include roles in the marketing, operations and technology team.

- *Expansion*
  70.0%
  We will expand our operations in three different cities. Each expansion will be into full time facilities.

- *Marketing*
  6.5%
  We will be marketing the campaign. We will also promote our expansions to build our customer base.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.blcomedy.com (blcomedy.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/biglaughcomedy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Big Laugh Comedy Holdings Inc.

[See attached]

BIG LAUGH COMEDY HOLDINGS INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 26, 2022) YEAR FEBRUARY 18, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Big Laugh Comedy Holdings Inc.
Leander, Texas

We have reviewed the accompanying financial statements of Big Laugh Comedy Holdings Inc. (the "Company,"), which comprise the balance sheet as of February 18, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (January 26, 2022) to February 18, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 24, 2022
Los Angeles, California

BIG LAUGH COMEDY HOLDINGS INC.

BALANCE SHEET

(UNAUDITED)

As of February 18,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	800
Total current assets		**800**
Total assets	**$**	**800**
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS EQUITY		
Common Stock		800
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**800**
Total liabilities and stockholders' equity	**$**	**800**

See accompanying notes to financial statements.

BIG LAUGH COMEDY HOLDINGS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (January 26, 2022) through	**February 18, 2022**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

BIG LAUGH COMEDY HOLDINGS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date January 26, 2022	-			
Issuance of Common Stock	8,000,000	$ 800		$ 800
Net income/(loss)	-	-	$ -	-
Balance—February 18, 2022	**8,000,000**	**$ 800**	**$ -**	**$ 800**

See accompanying notes to financial statements.

As of inception (January 26, 2022)		**18-Feb-22**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		800
Net cash provided/(used) by financing activities		**800**
Change in cash		800
Cash—beginning of year		-
Cash—end of year	**$**	**800**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Big Laugh Comedy Holdings Inc. was incorporated on January 26, 2022, in the state of Delaware. The financial statements of Big Laugh Comedy Holdings Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Leander, Texas.

Big Laugh Comedy Holdings Inc. is a holding company of Big Laugh Comedy LLC. Big Laugh Comedy LLC is a comedy media company that is making the world laugh. Big Laugh Comedy specializes in creating high quality comedy content for people to consume both in person and online.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted February 18, 2022, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of February 18, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Income Taxes

Big Laugh Comedy Holdings Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant tax authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Big Laugh Comedy Holdings Inc. is a holding company of Big Laugh Comedy LLC which recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. Big Laugh Comedy Inc. typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Big Laugh Comedy LLC will earn revenues from the sale of its comedy content.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with a par value of $0.0001 of which 8,000,000 are designed as Voting Common Stock and 2,000,000 shares are designed as Non-Voting Common Stock. As of February 18, 2022, 8,000,000 shares of Voting Common Stock have been issued and are outstanding.

4. RELATED PARTY

There are no related party transactions.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from February 18, 2022, through February 24, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

BIG LAUGH COMEDY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Big Laugh Comedy
Leander, Texas

We have reviewed the accompanying financial statements of Big Laugh Comedy (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of sole proprietors' capital (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 2, 2022
Los Angeles, California

BIG LAUGH COMEDY
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,598	$	644
Total current assets		**3,598**		**644**
Total assets	**$**	**3,598**	**$**	**644**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	7,869	$	-
Total current liabilities		**7,869**		**-**
Total liabilities		**7,869**		**-**
SOLE PROPRIETOR'S EQUITY				
Sole Proprietor's Capital		(4,272)		644
Total Sole Proprietor's Equity		**(4,272)**		**644**
Total Liabilities and Sole Proprietor's Equity	**$**	**3,598**	**$**	**644**

See accompanying notes to financial statements.

BIG LAUGH COMEDY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 446,747	$ 35,970
Cost of Goods Sold	-	-
Gross profit	446,747	35,970
Operating expenses		
General and Administrative	431,293	27,543
Sales and Marketing	35,862	2,416
Total operating expenses	467,155	29,959
Operating Income/(Loss)	(20,408)	6,011
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(20,408)	6,011
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (20,408)**	**$ 6,011**

See accompanying notes to financial statements.

(in , $US)		Sole Proprietor's Capital
Balance—December 31, 2019	**$**	**-**
Capital Distribution		(5,367)
Net income/(loss)		6,011
Balance—December 31, 2020	**$**	**644**
Capital Contribution		15,492
Net income/(loss)		(20,408)
Balance—December 31, 2021	**$**	**(4,272)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(20,408)	$	6,011
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit Cards		7,869		-
Net cash provided/(used) by operating activities		**(12,539)**		**6,011**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		15,492		
Capital Distribution		-		(5,367)
Net cash provided/(used) by financing activities		**15,492**		**(5,367)**
Change in cash		2,954		644
Cash—beginning of year		644		-
Cash—end of year	**$**	**3,598**	**$**	**644**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Big Laugh Comedy is operated as a sole proprietorship in the state of Texas. The financial statements of Big Laugh Comedy (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Leander, Texas.

Big Laugh Comedy is a comedy media company that is making the world laugh. Big Laugh Comedy specializes in creating high quality comedy content for people to consume both in person and online.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a sole proprietorship. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the owner is liable for individual federal and state income taxes on his personal income tax return.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its comedy content.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $35,862 and $2,416, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 2, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. SOLE PROPRIETORS' EQUITY

The ownership percentages of the sole proprietors' are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Brandon Lewin	100.0%
TOTAL	**100.0%**

4. DEBT

The company currently has no debt.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 2, 2022, which is the date the financial statements were available to be issued.

The Company was filed as an LLC on June 25, 2021 in the state of Texas and subsequently converted to a C Corp on January 26, 2022 in the state of Delaware.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Big Laugh Comedy

Centralized Comedy Content


BIG
LAUGH
COMEDY

Website | Middletown, DE | MEDIA

Big Laugh Comedy is a central brand for comedy that mixes both online and in-person experiences to ensure the laughs never have to end. With significant traction in our home state of Texas over just a few short years, we're ready to expand our reach and bring even more joy into the world at a time when it's more needed than ever.

$0.00 raised

0 Investors	$25.5M Valuation
$1.00 Price per Share	$150.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We've served over 250,000 comedy fans and have worked with some of the biggest comedians in the game, including Chris Distefano, Brendan Schaub, Donnell Rawlings, Tony Baker, and Eddie Griffin.
- Big Laugh Comedy drove over $2M in ticket sales and over $3M in food and beverage sales between October 2020 and October 2021. Although we didn't get a cut of the food and beverage sales, once we begin operating our own venues this will be a significant revenue stream.
- U.S. comedy clubs boast a market size of over $320M as of 2022, while the digital content creation market continues to rapidly grow.*

*Market statistics provided by IBISWorld and GlobeNewswire (source / source)

Bringing People to Comedians, and Laughter to the People

Big Laugh Comedy is bringing innovation to the world of comedy by leveraging technology and catering to evolving fan preferences. Rather than skimming through multiple streaming services or local event listings, comedy fans will be able to get their laughs **all in one convenient place**.


Big Laugh Comedy is bringing innovation to the world of comedy by leveraging technology and catering to evolving fan preferences.

The approach starts with **comedy shows hosted at physical venues**, each of which will be specifically catered to that locale and its audience. But the laughs don't stop there—we'll continue to serve our community through **online content, podcasts, and more**. We're taking a holistic, community-centered approach, taking into consideration comedians and audience members alike in order to bring opportunities (and yes, laughs—did we mention those?) to as many people as possible.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Big Laugh Comedy:

$150+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

BLC Fans, Friends and Family Early Birds
Invest within the first week and receive additional 21% bonus shares
6 days 23 hours 34 mins 8 secs

$250+
Investment
Fan - Tier 1 - $250
$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

$500+
Investment
Super Fan - Tier 2 - $500
Tier 1 perks plus 1 Free VIP table (up to 4 people) and Become part of the Founding Members Club - get exclusive information, updates and content including exclusive Discords with Comedians


BIG
LAUGH
COMEDY

Our motivation is simple: More laughs means more joy, and more joy means more optimism and positivity, which in turn brings better relationships, decision-making, and overall well-being. In doing so, we're creating a brand that unifies the world.

THE PROBLEM

Today's World is All Tension, No Punchline

We've all been through a lot together, especially in the past two years. Burnout is rampant, the news cycle is exhausting, and many of us spend all day frowning at a computer screen. Laughter and joy aren't simply a nice-to-have, they're a need-to-have. Big Laugh Comedy wants to prioritize that and bring more joy and uplift to as many people as possible.


1
The world needs more laughs.

So you've chosen to attend a comedy show - that's great! Where do you go? You may search online for local comedy clubs, trying to track down their websites and schedules which may or may not be regularly updated. Maybe you look up local event listings, which also might be outdated. How many different places do you need to scour to find your fix, if you haven't already given up? There needs to be an easy place to get all the laughs you need.


2
It's unclear where to go when you need to get your comedy fix
?

More disappointingly, the unfortunate nature of many comedy clubs is that they're purely money-driven. We've heard and experienced first-hand that many venues often don't treat their comedians right, nor do they prioritize the audience experience.


3
Most comedy clubs are primarily money-driven
$

Big Laugh Comedy is looking to change all of that. Our mission is to make the world laugh. In order to do that, we must empower and assist comedians to grow in their careers while also giving comedy fans an easy, efficient, and innovative way to consume comedy. **Our decisions are driven by our mission** - not to line the pockets of executives.

$1,000+
Investment

Advocate - Tier 3- $1000

$30 gift card to merch store VIP Membership for a year to one location* 2 free VIP tables (up to 4 people) Founding Members Club Name on Founding Members wall at each location

$5,000+
Investment

Producer - Tier 4 - $5,000

10% bonus shares, $30 gift card to merch store, VIP membership for a year to all locations in the first year, Become part of the Investor Club, Name in credits in upcoming production, and Name on Founding Members wall at each location

$10,000+
Investment

Executive Producer - Tier 5 - $10,000

All Tier 4 perks plus Get exclusive invites to special events including investor events, red carpet events and grand opening event and 13% bonus shares

$20,000+
Investment

Boss Moves - Tier 6 - $20,000

All Tier 5 Perks plus 15% bonus shares, Lifetime membership to VIP club, and if you have a brand/business, you can get a 6-month marketing campaign

THE SOLUTION

All Your Laughs in One Convenient Place

Big Laugh Comedy is solving the growing need for easy-to-find laughs by creating **one central comedy brand** that brings together **both in-person and online experiences** all in one place.


BIG LAUGH COMEDY IS SOLVING THE GROWING NEED FOR EASY-TO-FIND LAUGHS.
We are creating one central comedy brand that brings together both in-person and online experiences all in one place.

We have multiple products, which include ticket sales to comedy shows, food and beverage sales at venues, and sponsorship opportunities for our digital content, including our website, podcasts, social media, and newsletters.

Branded content, NFTs, Web3 and other products will also provide unique revenue opportunities in the future as we continue to expand.


BIG LAUGH COMEDY

It is our goal to create a truly unique experience in today's comedy environment where both customers and comedians feel like royalty. Our attention to the comedy show experience and our above-and-beyond service will help ensure the Big Laugh Comedy brand is synonymous with only the highest standards.

THE MARKET

A Returning In-Person Events Space & the Growing Digital Content Market

The markets where we're focusing our revenue efforts are all currently booming with opportunity. The U.S. stand-up comedy market is valued at over $320M as of 2022 (source). Meanwhile, the global podcasting market is estimated to reach $94B by 2028 and the digital ad revenue market is projected to hit $460B by 2024 (source / source).

Within the podcast environment, **17% of all podcasting ad revenue came from comedy podcasts in 2020**, with Statista citing comedy was the most popular podcast genre that same year. (source / source).


The markets where we're focusing our revenue efforts are all booming with opportunity.
$ 320M
U.S. stand-up comedy market valued as of 2022
$ 94B
Estimated global podcasting market by 2028
$ 460B
Projected digital ad revenue market by 2024

(source / source / source)

As the world attempts to return to normal post-COVID, people are desperate to go out and laugh together again, which means demand is sky high for in-person stand-up comedy. We believe there's no one out there doing what Big Laugh Comedy is doing; our drive for an **all-inclusive comedy ecosystem** separates us from other services and offerings.

Our comedy ecosystem will include opportunities to get more stage time, travel throughout the state of Texas (and eventually the country), avenues to build a brand with our online content, chances to learn from professional touring comedians, and more.

OUR TRACTION

Over 250k fans and more than $5M in sales generated for Big Laugh Comedy & our venue partners

Big Laugh Comedy is alive and thriving, and we've only just skimmed the surface of what's possible.



" We've only just skimmed the surface of what's possible.
Sold over $2M in tickets
Serving laughs to over 250,000 comedy fans
Over $3M in food & beverage sales by our venue partners

Between October 2020 and October 2021, Big Laugh Comedy has sold **over $2M in tickets** and has driven **over $3M in food and beverage sales** (Big Laugh Comedy received no portion of the proceeds from food and beverage sales), serving laughs to **over 250,000 comedy fans** across several location in our home state of Texas. We're thrilled by our current traction, having generated revenue not only for ourselves, but also for our comedians and partner venues—all during a global pandemic.

We're building up an engaged and loyal fanbase, all while continuing to gather valuable data that will enable us to continue building out a unique, tailored business model that will keep us growing.



**These testimonials may not be representative of the experience of other customers or partners and is not a guarantee of future performance or success.*

From here, Big Laugh Comedy is ready to expand to new heights with the funds raised from this campaign. We are working towards opening three full-time comedy venues, expanding our list of existing partner venues, hiring additional key team members, and growing the media side of the business.

WHY INVEST

With a Focus on Community, Our Mission is to Change the Culture

Our vision with Big Laugh Comedy is to create a space rife with opportunities for comedians to make a living wage while developing their talents, to produce the best possible experience for customers, and to make the world laugh.


BIG
LAUGH
COMEDY

We've built Big Laugh Comedy through the passion of our talented team and our ability to seize great opportunities. Our dual focus on serving both sides of the comedy community will continue to fuel our growth, generating a flourishing fanbase as we look to expand to locations all across the country.

We're on our way to **changing the game of comedy**. We'd love for you to join us in creating real, positive change by bringing more laughs to the masses.

...and needless to say, we promise to make you laugh along the way.


"WE'RE ON OUR WAY TO CHANGING THE GAME OF COMEDY."
Our dual focus on serving both sides of the comedy community will continue to fuel our growth.

Meet Our Team



Brandon Lewin

CEO & Director

Brandon Lewin has 18 years of experience in entrepreneurship, marketing, sales and technology. He has spent the last 5 years producing comedy shows throughout Texas. Brandon went full time into comedy production in 2020. Since the beginning of October, Brandon has grown Big Laugh Comedy along with a team of 20+ people. BLC went from doing 1-2 shows per week to 7-12 shows per week.

The team has turned Big Laugh Comedy into a national brand and built a loyal following of both comedy fans and comedians.



Eric Miller

CCO

Eric is the creative force behind Big Laugh. He has an extensive knowledge of media, branding, marketing and storytelling that bridges experiences at the intersection of people and technology. Eric works 5 hours per week at the company.



Bobby Hillard

Editor-in-Chief/Head Writer

Robert is a journalist, raconteur, and enlightened dumbass. His work has been featured in places like MIC, Eater, Fatherly, Yahoo, Austin American-Statesman, Consequence of Sound, Ozy, USA Today, to name a few. He's appeared on CNN and NPR. He also serves as features writer for Hussy Magazine, and is editor in chief for Big Laugh Comedy, Texas' biggest comedy production company. He lives in Austin and loves ice cream and koalas. Bobby works 5 hours per week at the company.



Danny Banegas Jr

Head of Event Operations

Avid comedy fan and enthusiast of all things comedy. Danny is in charge of producing live comedy events, back end support for booking and website, and manage event staff. Danny works 5 hours per week at the company.



Nate Estochen

Business Development

Nate handles business development at Big Laugh Comedy coming from a background of sales, marketing, partnerships and technical consulting in the biotech industry. Nate was a stand up comedy fan ever since his older brother would listen to Dane Cook albums in the car when Nate was an impressionable, and probably far too young age to be hearing those kinds of things. Nate works 30 hours per week at the Company.



Allison Wojtowecz

Email Marketing & Social Media

Allison Wojtowecz is a stand-up comedian & business owner based in Austin, Texas. She loves being outside, traveling, and roasting the shit out of people. She runs social media, email marketing & content publications at Big Laugh. Allison works 6 hours per week at the Company.

Offering Summary

Company	Big Laugh Comedy Holdings Inc.
Corporate Address	651 N Broad St, Suite 206, Middletown, DE 19709
Offering Minimum	$10,000.00
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$150.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,069,999
Price per Share	$1.00
Pre-Money Valuation	$25,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

BLC Fans, Friends and Family Early Birds

Invest within the first week and receive additional 21% bonus shares

Super Early Bird Bonus

Invest within the first 2 weeks and receive additional 16% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive an additional 11% bonus shares

Fan - Tier 1 - $250

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

Super Fan - Tier 2 - $500

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

1 Free VIP table (up to 4 people)

Become part of the Founding Members Club - get exclusive information, updates and content including exclusive Discords with Comedians

Advocate - Tier 3- $1000

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

VIP club Membership for a year to one location**

2 free VIP tables (up to 4 people)

Become part of the Founding Members Club - get exclusive information, updates and content including exclusive Discords with Comedians

Get name on Founding Members wall at each location**

Producer - Tier 4 - $5,000

10% bonus shares

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

VIP club membership for a year to all locations in the first year that each location is opened**

Become part of the Investor Club - get exclusive access to the behind the scenes, be a part of the Investor Club meetings and much more.

Name in credits in upcoming production - online shows, podcasts and more****

Name on Founding Members wall at each location

Executive Producer - Tier 5 - $10,000

13% bonus shares

$30 gift card to merch store to get BLC Special Support Comedy T-shirt ("One time limited edition merch")

VIP club membership for a year to all locations in the first year they are opened**

Become part of the Investor Club - get exclusive access to the behind the scenes, be a part of the Investor Club meetings and much more.

Get exclusive invites to special events including investor events, red carpet events and grand opening event

Name in credits in upcoming production - online shows, podcasts and more****

Boss Moves - Tier 6 - $20,000

15% bonus shares

Lifetime member to VIP club

All the perks from the Executive Producer tier.

Plus if you have a brand/business, you can get a 6-month marketing campaign***

**All perks occur when the offering is completed.*

***Locations to become available for selection upon their creation. No locations currently exist.*

**** Marketing campaign to be agreed upon by the Company and the eligible investor*

***** Name in credits to be approved by the Company and the eligible investor*

The 10% StartEngine Owners' Bonus

Big Laugh Comedy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Script:

Brandon:

What's up? I'm Brandon, I'm the CEO of Big Laugh Comedy. What we're doing with Big Laugh Comedy is creating a movement. We're changing the culture. Let me tell you why.

Brandon:

Why we're doing this is that we love to make people laugh. We also love positivity and what we see and believe is that the world right now is so filled and has been just crammed down our throats with negativity. Everything from the entertainment world that focuses a lot on the drama are really negative based. Now, what we believe is that that should be completely flipped on its head. We need to flip the script, as the kids say. What does comedy bring? Comedy brings laughter, and laughter brings joy, and joy brings positivity, and what does positivity do? It brings all the opportunities in the world. And so, for us, the culture needs to change. We want to bring that to the forefront and that's what Big Laugh Comedy is all about.

Speaker 2:

It's been like a nice stress reliever, especially this past year. With all the pandemic and everything going on, I think everyone's been on edge and it kind of gives everyone a reason to come and forget about everything and just start laughing, just leave everyone's prejudice behind. We're all coming together just to laugh it all out, have a good time, just good vibes, and just basically be stress free and just have fun.

Brandon:

In our first year, we were able to do over $2 million in ticket sales. We were able to serve over 250,000 people throughout the central Texas area. Our venue partners were able to accumulate over $3 million in food and liquor sales, and we were able to help maintain and create new jobs during that entire period. We were able to shine a light in a very dark period of time.

Speaker 3:

They're keeping it real. For one thing, it's the best thing that's happened to Austin in a very long time. It is sharp, it is fast, and it is funny as hell.

Brandon:

We were able to do all of that without controlling our own venue. The sky's the limit with comedy right now. Our biggest challenge right now is consistency. Our venue partners are doing fantastic. They also are starting to book more and more of what they're accustomed to pre-pandemic, which is music. To elevate our current accomplishments and to break through the ceiling that our current business is at, we really need to have our own venues. Part of that own venues is that we're going to be able to expand into more of what we're currently doing by also including innovation with the technology side.

Brandon:

A big part of our expansion is going to be on the content side; creating more YouTube videos, more podcasts, more written content involving the web three, really everything. Think about this. The opportunities are really there. YouTube gets five billion views per day. Podcasts. There's 68 million US homes that listen to podcasts on a weekly basis. By growing our brand, our reach, we're going to be able to change the culture. Now we're calling on you, the comedians, the comedy fans, the investors in the world that want to see more positivity, want to see more opportunities.

Brandon:

If you're a comedian, you want to see your career grow faster. We truly are building a brand that's for the people, by the people. For the comedy fans, this is your opportunity to be a part of something that's never been done before. We're going to come together and, as one, really grow and change this so we can create more laughter, more joy, more positivity, and truly change the world.

Speaker 3:

When you can let your soul go to it and actually make fun of the things that are painful to you, man, nothing's better in life. It's the best medicine I've ever had.

Testimonial Video Script:

Speaker 1 (00:00):

Comedy takes me away from my everyday life. So that if I'm feeling sad or any kind of feeling or stress from work, just when I'm feeling down or any kind of emotion and I just want to get away for a minute, I can listen to comedy and just step away and look at the world through another view, and just step away for a sec.

Speaker 2 (00:22):

It's been a nice stress reliever, especially this past year. I mean, with all the pandemic and everything going on, I think everyone's been on edge. And it gives everyone a reason to come and forget about everything and just start laughing and just leave everyone's prejudice behind. We're all coming together just to laugh it all out, have a good time, just good vibes and just basically be stress-free and just have fun.

Speaker 3 (00:45):

It's the best medicine I've ever had. They're keeping it real. For one thing, it's the best thing that's happened to Austin in a very long time. But they're not afraid to keep it real, to have fun, and to let the spirit go. It's fearless. Right? It's fearless. That's what I appreciate about it, it's independent. It is sharp, it is fast, and it is funny as hell.

Speaker 4 (01:15):

Big Laugh Comedy makes me feel like I'm a part of a really close, tight knit, VIP comedy club of Austin or community.

Speaker 5 (01:24):

Big Laugh is doing a great job putting together the acts, supporting them. And it's working, and I see that.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Big Laugh Comedy Holdings Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The board of directors ("Board of Directors") of the Corporation duly adopted resolutions proposing to amend the Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its shareholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the shareholders therefore, which resolution setting forth the proposed amendment is as follows.

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing Article FOURTH Section (a) so that, as amended said Article shall be and read as follows:

FOURTH:

(a) The total number of shares of capital stock which the Corporation shall have authority to issue is 33,333,333 shares of Common Stock with a par value of $.0001 per share ("**Common Stock**") of which 28,333,333 are designated as Voting Common Stock ("**Voting Common Stock**") and 5,000,000 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

2. That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Amended Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 14th day of April, 2022.

By: ______________________

Brandon Lewin, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:10 PM 04/19/2022
FILED 12:10 PM 04/19/2022
SR 20221515851 - File Number 6571055

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 01/26/2022
FILED 03:59 PM 01/26/2022
SR 20220263937 - File Number 6571055

CERTIFICATE OF INCORPORATION

OF

BIG LAUGH COMEDY HOLDINGS INC.

FIRST: The name of this corporation is Big Laugh Comedy Holdings Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 651 N Broad St, Suite 206, in the City of Middletown, with a zip code of 19709, County of New Castle. The name of its registered agent at such address is Legalinc Corporate Services Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

FOURTH:

(a) The total number of shares of capital stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock with a par value of $.0001 per share ("**Common Stock**") of which 8,000,000 are designated as Voting Common Stock ("**Voting Common Stock**") and 2,000,000 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by such shareholder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

SEVENTH:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (a) the names of such candidate or candidates have been placed in nomination prior to the voting and (b) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party

or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined mat the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) employees and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such employees, agents or other persons, vote of stockholders or directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

5. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation or Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

6. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of tie indemnification of directors, officers and employees under the provisions of this Article Tenth and the Bylaws of the Corporation; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth or the Bylaws of the Corporation.

7. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

TWELFTH: The name and the mailing address of the Sole Incorporator is as follows:

Melody Ashby
20 West Kinzie Street, 17th Floor
Chicago, Illinois 60654

This Certificate of Incorporation has been subscribed as of the 14th day of January, 2022 by the undersigned who affirms that the statements made herein are true and correct.

____
Melody Ashby, Sole Incorporator